Invest Inc.

March 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re:	Invest Inc.
Offering Statement on Form 1-A Filed on March 29, 2023
File No.: 024-12201

Dear Ms. Ishmukhamedova:

On behalf of Invest Inc., I hereby request withdrawal of the request for qualification of the above-referenced offering statement filed on March 29, 2023.

Sincerely,

/s/ Marc McNeill
Marc McNeill
Chief Executive Officer
Invest Inc.